Filed pursuant to Rule 433
Registration Statement No. 333-157007

An angel’s view of the Ma’anit-Rehoboth #2 drillsite

Dear Shareholder and/or Friend of Zion...

Drilling Operations on the Ma'anit-Rehoboth #2 Well

We are now drilling at approximately 15,100 feet, 84% of the way to our final target drilling depth on our well, at approximately 18,000 feet in the (deep) Permian geological layer.

The picture above - An angel's view of the Ma'anit-Rehoboth #2 drillsite - is an aerial photograph of the Ma'anit-Rehoboth #2 wellsite.

Just in case you assume that we are using Zion's precious cash resources to hire expensive planes and aerial photographers, you should know that Glen Perry, Zion's President and Chief Operating Officer, met a pilot who was so fascinated by Zion's exploration work that he offered to take some photographs next time he was 'in our area'...

As you can see from the resulting photograph, it was a clear day over Kibbutz Ma'anit and the picture clearly shows the large scale of Zion's operations. You can get an idea of scale from the few cars on the site.

I'll pick out some of the photograph's main features for you:

(a) in the center, the 2,000 horsepower drilling rig

(b) 75% of the way up the rig mast, is a white rectangle - that's a small platform, called the 'monkeyboard', and is ~ 80 feet above the drill floor

(c) the (yellow) main gate is at the bottom left, and the emergency back gate (also yellow) is at the top right

(d) in front of the rig, at the bottom of the pipe ramp are pieces of steel casing to go into the well

(e) just to the left of the rig are the (diesel) fuel tanks that power the rig

(f) to the right of the rig is the reserve mud pit

(g) the cabins on the right of the site (next to the parked cars) are for the drilling manager, the mud logging, the directional drillers, the rig crew and various storage cabins.

(h) many of the 'red dots' on and around the rig are members of the rig crew.

When I saw the photograph, I was reminded of Nanci Griffith singing 'From a distance':

"From a distance, there is harmony, And it echoes through the land.

From a distance we are instruments, Marching in a common band."

Drilling Progress Report

Here is (weekly) Progress Report #6, for the week ended Thursday, June 18, 2009, from Glen.

"This past week our drilling reached a depth of approximately 15,100 feet (4,600 meters).

As in previous weeks, the drilling is proceeding very well indeed and we are ahead of schedule. To date, our maximum drilling rate has been approximately 35 feet (10.7 meters) per hour and we have been averaging approximately 15 feet (4.6 meters) per hour."

Rights Offering

The rights offering was originally scheduled to expire on Wednesday, June 10, 2009, however, on that day, we announced that we were extending the rights offering by fourteen days, to Wednesday, June 24, 2009.

The preliminary outcome of Zion's rights offering, as of the close of business on June 10, 2009, indicated a total subscription of approximately 3.6 million shares (including over-subscription) for gross proceeds of approximately $18 million.

I noted in our press release announcing the extension that: "I am very pleased that the response to the stock rights offering has been so positive, but some stockholders may have experienced a delay in receiving their subscription materials, so we thought it appropriate to extend the deadline for the rights offering, in order to give all of our shareholders adequate time in which to participate."

So, everyone who was a stockholder on the record date of May 4, 2009, can still exercise their rights and purchase Zion stock at $5.00 per share of stock or even consider an over-subscription.

If you have not yet exercised your rights or want to oversubscribe, now is the time to act.

Annual Meeting of Shareholders

Our Annual Meeting took place, at the Westin Park Central Hotel, last Tuesday (June 16, 2009). I really enjoyed meeting the stockholders who attended both the meeting and the reception that followed. We will put a copy of the Chief Executive Officer's Report, the Chief Operating Officer's Report and a 'highlights video' on our website as soon as we can.

Exult and shout for joy, O Zion dweller
for the Holy One of Israel is great in your midst.

Isaiah 12:6

Thank you for your continued support of Zion, and if you want to hear Nanci Griffith singing 'From a distance', please click on this link... and enjoy

http://www.youtube.com/watch?v=nKpBU6H1k-Y&feature=related

Shalom from Israel

Richard Rinberg

CEO of Zion Oil & Gas, Inc.

www.zionoil.com

FORWARD LOOKING STATEMENTS: Statements in this communication that are not historical fact, including statements regarding Zion's planned operations, drilling efforts and potential results thereof and plans contingent thereon, are forward-looking statements as defined in the "Safe Harbor" provisions of the Private Securities Litigation Reform Act of 1995. These forward looking statements are based on assumptions that are subject to significant known and unknown risks, uncertainties and other unpredictable factors, many of which are described in Zion's periodic reports filed with the SEC and are beyond Zion's control. These risks could cause Zion's actual performance to differ materially from the results predicted by these forward-looking statements. Zion can give no assurance that the expectations reflected in these statements will prove to be correct and assumes no responsibility to update these statements.

Zion Oil & Gas, Inc. has filed a registration statement (including a prospectus) with the SEC for the rights offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about Zion Oil & Gas and its offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Zion Oil & Gas will send you the prospectus if you request it by calling toll free 1-888-TX1-ZION (1-888-891-9466).

The securities are offered by prospectus only, and only within those States and other jurisdictions in which the securities may be sold, and this announcement is neither an offer to sell nor a solicitation of any offer to buy in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities of any such state or jurisdiction.

More information about the offering is available at www.zionoil.com. A copy of the prospectus can be obtained on request, by calling toll free 1-888-TX1-ZION (1-888-891-9466) or by contacting Kim Kaylor at Zion Oil & Gas, Inc., 6510 Abrams Rd., Suite 300, Dallas, TX 75231; telephone 1-214-221-4610; email: dallas@zionoil.com